Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.: 001-39760

Date: August 25, 2021

Social investment network eToro reports continued strong momentum

Total commissions of $362 million up 125% year on year

New York, 25 August 2021 - eToro Group Ltd (“eToro”), a multi-asset investment platform that empowers people to grow their knowledge and wealth as part of a global community of successful investors, today announced its second quarter 2021 interim financial results.

Financial highlights for the quarter ended June 30, 2021:

-	2.6 million new registered users, up 121% compared to Q2 2020;
-	total commissions of $362 million, up 125% compared with Q2 2020;
-	net trading income of $291 million, up 136% compared with Q2 2020;
-	as of 30 June 2021 assets under administration were $9.4 billion.

Yoni Assia, CEO and Co-founder of eToro, commented: “We continue to see strong positive momentum and our Q2 numbers demonstrate ongoing growth in new registered users and total commissions. In line with this, funded accounts grew by 158% year on year to 2 million as of 30 June 2021.

“The rise in self-directed investing and eToro’s growth are underpinned by long-term secular trends in investor behavior. We believe that investors are primarily looking for three things from a platform: (1) simple access to the assets they want to invest in, including cryptoassets, (2) an intuitive and user-friendly mobile interface and (3) financial education, including the ability to draw on the knowledge and insights of other investors. By providing all three in one platform, we are confident that we can lead the democratization of investing and continue to grow our share of an expanding market.”

Business highlights:

-	Crypto investing: eToro added 10 new cryptoassets in recent months including Dogecoin and Shiba Inu. eToro has also expanded its holistic crypto offering with the launch of ETH 2.0 staking.
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Financial education: the newly launched eToro Academy, available at https://www.etoro.com/academy/, is an education hub providing users of all levels of investing experience with free resources to improve their understanding of financial markets. eToro understands that people learn in different ways so the eToro Academy offers a variety of resources including written guides, videos, webinars and podcasts, as well as in-person and online training courses.

-	Sponsorship: the sense of community amongst sports fans is closely aligned with eToro's social features and eToro has continued to expand its sports sponsorship. It is proud to partner with more than 25 football teams including clubs from the English Premier League and German Bundesliga.

eToro’s Americas business accounted for 12% of funded accounts at the end of Q2 2021 up from 6% at the end of Q2 2020. eToro Americas consists of the U.S. and Latin America. eToro’s offering in the U.S. launched in 2019 and is currently limited to crypto and copy trading. It has grown considerably over the past year and eToro is excited to expand its product range with the launch of stocks later this year.

Cryptoassets drove total commissions in the second quarter of 2021 reflecting strong interest from retail investors in crypto markets. Interest was diversified across the cryptos offered by eToro with the highest trading volumes in BTC, XRP, ETH, ADA and DOGE. eToro has seen a pattern over time, with increased trading activity in a particular asset class or market influencing eToro’s total commission in certain quarters or years. Looking at Q2 2020 to Q2 2021, unprecedented COVID induced market volatility, oil going negative for the first time in history, and crypto reawakening from its hibernation to reach all time highs, all impacted investor behavior. The diversity of eToro’s product offering and its global footprint support sustainable long-term growth in eToro's total commissions across different market conditions.

Net income was negative $89 million primarily due to a non-cash charge of $71 million in stock-based compensation for eToro employees and $36 million of transaction costs related to the business combination with FTCV. Adjusted EBITDA was $33 million for the second quarter of 2021.

Shalom Berkovitz, CFO and Deputy CEO said: “eToro is on track to hit our 2021 forecast supported by a strong second quarter*. We remain focused on growth rather than short term profitability and have therefore continued to reinvest income across our marketing channels and in the continued expansion of our product offering and global presence.

“Looking beyond the Q2 numbers, the volume of new users joining eToro and overall trading activity on the platform has slowed to date in the third quarter compared to the all time highs of H1 2021. We were conservative when we prepared our forecast and anticipated varied market conditions and retail investor behavior.

eToro’s platform provides retail investors with the opportunity for social collaboration and access to multiple different financial products from commission-free fractional shares and ETFs through to commodities and cryptoassets. eToro also offers users the opportunity to copy other investors with its patented CopyTrader™ offering. As a result of its existing global footprint and the breadth of its product offering eToro is uniquely positioned to generate sustainable growth.

eToro’s latest Investor Presentation can be viewed on eToro’s Investor Relations page, available at https://www.etoro.com/about/investors/.

Notes to editors

* Forecast refers to the information shared by eToro in its Investor Presentation in March 2021, available at https://marketing.etorostatic.com/cache1/pdf/eToro-Investor-Presentation.pdf.

Contacts

Public relations

PR@etoro.com

Investor relations

investors@etoro.com

About eToro

eToro is a multi-asset investment platform that empowers people to grow their knowledge and wealth as part of a global community of successful investors. eToro was founded in 2007 with the vision of opening up the global markets so that everyone can trade and invest in a simple and transparent way. Today, eToro is a global community of more than 23 million registered users who share their investment strategies; and anyone can follow the approaches of those who have been the most successful. Due to the simplicity of the platform users can easily buy, hold and sell assets, monitor their portfolio in real time, and transact whenever they want. https://www.etoro.com/

About FinTech Acquisition Corp. V

FinTech Acquisition Corp. V is a special purpose acquisition company led by Betsy Z. Cohen as Chairman of the Board, Daniel G. Cohen as Chief Executive Officer and James J. McEntee, III as President formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, with a focus on the financial technology industry. The company raised $250,000,000 in its initial public offering in December 2020 and is listed on the NASDAQ under the symbol “FTCV”.

Cautionary statement regarding forward-looking statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between FinTech Acquisition Corp. V (“Fintech V”) and eToro Group Ltd., and the business and operations of eToro. Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the proposed business combination, eToro’s present and future plans for its business and operations and eToro’s expectations as to market results and conditions; are based on various assumptions, whether or not identified in this press release, and on the current expectations of eToro’s and FinTech V’s management; are not predictions of actual performance; and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed merger agreement; the amount of redemption requests made by FinTech V’s public stockholders; the effect of the announcement or pendency of the proposed business combination on eToro’s business; risks that the proposed business combination disrupts current plans and operations of eToro; potential difficulties in retaining eToro customers and employees; eToro’s estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which the eToro competes; slowdowns in securities trading or shifting demand for security trading product; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; the evolving digital asset market, including the regulation thereof; competition; conditions related to eToro’s operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the ability to maintain the listing of eToro’s securities on the Nasdaq Capital Market; the fact that the price of eToro’s securities may be volatile; the ability to implement business plans, and other expectations after the completion of the proposed business combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of FinTech V’s registration statement on Form S-1 (File No. 333-249646) (the “Form S-1”), eToro’s registration statement on Form F-4 (when available) and other documents if and when filed by eToro or FinTech V from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor FinTech V presently know or that eToro and FinTech V currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro’s and FinTech V’s expectations, plans or forecasts of future events and views as of the date of this press release. eToro and FinTech V anticipate that subsequent events and developments will cause eToro’s and FinTech V’s assessments to change. While eToro and FinTech V may elect to update these forward-looking statements at some point in the future, eToro and FinTech V specifically disclaim any obligation to do so, unless required by applicable law.

No offer or solicitation

This press release is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of eToro, FinTech V or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information about the business combination and where to find it

As permitted by the Jumpstart Our Business Startups Act of 2012, or JOBS Act, the Company has confidentially submitted a draft registration statement on Form F-4 to the SEC, which includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to FinTech V stockholders in connection with the solicitation of proxies for the vote by the stockholders on the merger and the prospectus to be delivered by FinTech V in connection with the distribution of its securities to such holders. After the registration statement has been filed and declared effective, FinTech V will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. eToro or FinTech V may also file other documents with the SEC regarding the proposed business combination. Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and proxy statement / prospectus and any other relevant documents filed with the SEC, and the definitive versions thereof (when they become available and including all amendments and supplements thereto).

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by eToro or FinTech V through the website maintained by the SEC at www.sec.gov.

Participants in the solicitation

eToro and FinTech V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of FinTech V in connection with the proposed business combination under the rules of the SEC. FinTech V’s stockholders, eToro’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and FinTech V in FinTech V’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 30, 2021 or eToro’s Form F-4 (when available), as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of FinTech V’s stockholders in connection with the proposed business combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed business combination (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov.